Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered total sales of 79,705 units in February 2023,

Grows by 2.5% over last year

Mumbai, March 1, 2023: Tata Motors Limited sales in the domestic & international market for February 2023 stood at 79,705 vehicles, compared to 77,733 units during February 2022.

•	Domestic Sales Performance:

Category	February 2023	February 2022	Growth (Y-o-Y)
Total Domestic Sales	78,006	73,875	6%

•	Commercial Vehicles:

Category	February 2023	February 2022	Growth (Y-o-Y)
M&HCV	12,850	10,233	26%
I&LCV	4,444	5,599	-21%
Passenger Carriers	3,632	1,759	106%
SCV cargo and pickup	14,218	16,303	-13%
Total CV Domestic	35,144	33, 894	4%
CV IB	1,421	3,658	-61%
Total CV	36,565	37,552	-3%

Domestic sale of MH&ICV in February 2023, including trucks and buses, stood at 17,282 units, compared to 14,596 units in February 2022.

Total sales for MH&ICV Domestic & International Business in February 2023, including trucks and buses, stood at 17,928 units compared to 16,306 units in February 2022.

•	Passenger Vehicles:

Category	February 2023	February 2022	Growth (Y-o-Y)
Total PV Domestic (includes EV)	42,862	39,981	7%
PV IB	278	200	39%
Total PV (includes EV)	43,140	40,181	7%
EV (IB + Domestic)	5,318	2,934	81%

Includes sales of Tata Motors Passenger Vehicles Limited, a subsidiary of Tata Motors Limited.

- Ends -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.